Filed by CBOT Holdings, Inc. Pursuant to

Rule 425 under the Securities Act of 1933 and

deemed filed pursuant to Rule 14a-6 under the

Securities Exchange Act of 1934

Subject Company

CBOT Holdings, Inc.

(Commission File No. 001-32650)

[The following information was made available on CBOT’s intranet site, MemberNet, on May 30, 2007]

May 30, 2007

Dear Members,

In recent days, many of you have approached us with questions about the amended merger agreement with CME. We want to take this opportunity to respond to your questions and give you some additional information that you will need to make the important decision about the merits of this combination.

The Boards of CBOT Holdings and CBOT strongly believe that this combination of CME and CBOT provides a great opportunity for creating both short and long-term value for our shareholders and members. We operate in an environment that is changing beyond recognition at a very rapid pace. There are daily announcements of consolidation within our industry and we must keep up if we intend to compete aggressively. The CME/CBOT merger will create the world’s largest futures exchange, leveraging the capabilities and best practices of both organizations. Together we are better equipped to compete globally by offering greater depth and breadth of liquidity in the marketplace.

In combining CME and CBOT, a huge plus is that we expect to be able to integrate our companies quickly and efficiently. Our two organizations have already demonstrated to the marketplace that we can achieve operational efficiencies as proven by the success of the Common Clearing Link. The proposed merger with CME will build off these established efficiencies as we work to consolidate our electronic platforms and trading floors. As noted previously, the migration to Globex is expected to take place early next year and the consolidation of the trading floor is expected in the first half of 2008. This will bring together an even larger pool of liquidity providers and leverage the millions of dollars of investments that CBOT has made in floor technologies.

This relatively low execution risk should be evident very quickly. As soon as this transaction closes, we will be able to immediately jumpstart the processes that we have been working on together for the past seven months. Minimizing surprises while maximizing revenues and expense synergies are in part what makes for a successful merger. We believe that the hard work that we have done with CME will make this merger a success from day one.

May 30, 2007

There is substantial synergy potential which we have identified – synergies which are realistic and achievable. The merger is expected to be accretive to earnings of the combined company on a cash basis within 12 months and on a GAAP basis within 12 to 18 months following closing. The share repurchase should provide additional earnings accretion. Improved cost and operational efficiencies should positively affect all of us. We believe there are significant opportunities for cross-selling in multiple geographies, and that our two research and development teams will combine to create the global leader in product innovation. A broader product offering with worldwide appeal positions our combined company to compete and win here in North America, in Europe and in Asia.

Many of you have asked about your ERP rights in the merger agreement with CME. In light of today’s announcement from ICE and CBOE, it is particularly important to understand the commitment to defending the exercise rights of CBOT members under the CME agreement.

We are currently defending the exercise right in the Delaware litigation in which we are seeking equal treatment for qualifying CBOT members. Following the closing, CBOT will continue to pursue this litigation and seek to preserve the exercise right for the benefit of the B-1 members – the obligation to do this is set forth in the post-closing charter of CBOT and cannot be changed without a vote of the Series B-1 and B-2 members.

We also believe that our position that the conditions of the 1992 Agreement are satisfied in connection with the CME merger is well founded.

•	The surviving entity is an exchange (CBOT will continue to exist as an exchange after the merger);

•

CBOT full members will be granted membership in the surviving entity (holders of CBOT Series B-1 memberships immediately prior to the merger will continue to hold those memberships after the merger); and

•

That membership will entitle the holder to have full trading rights and privileges in all products then or thereafter traded on the survivor. (holders of CBOT Series B-1 memberships will have the right to trade all new products first introduced on either exchange after the closing of the merger).

Apart from the exercise rights issue, we believe member rights in general are better protected in the CME transaction. For example, under the CME agreement, CBOT designates the individuals to serve as CBOT directors on the combined company’s board. This is important because for a period of two years after the closing, rule changes that would impair the business opportunities of CBOT members would need to be approved by a committee that includes a majority of CBOT directors.

May 30, 2007

By contrast, under the ICE proposal, ICE would designate the individuals to serve as CBOT directors on the combined company’s board (selected from current or former members, officers or directors). As a result, you could have very little protection from adverse rule changes under the ICE proposal.

In addition, the agreement with CME gives CBOT B-1 members the right to trade all new products traded at either CBOT or CME. In contrast, the right to trade new products under the ICE proposal would be limited to new U.S. grain, U.S. interest rate, and U.S. equity indices products (excluding Russell and NYSE products).

And finally, we would like to address the issue of currency. In any stock for stock transaction, it is vitally important to evaluate the strength of the stock being offered, and the possibility that those shares will provide value over the long-term. The stock being used as currency is not cash and cannot necessarily be converted at its current trading price on the day of closing of a transaction. The premium being assumed by ICE is based upon the ability to sell ICE stock at that price today. The Board concluded that the CME/CBOT combination in accordance with the terms of its revised proposal offered greater strategic value for the long-term.

The combination of CME and CBOT will create the world’s most diverse global exchange. As more of our competitors merge and evolve, we need every tool to compete and win. By working together and building on our shared history as member-owned exchanges, we will be uniquely positioned to grow and succeed in the global marketplace.

Sincerely,

Charles P. Carey	Bernard W. Dan

Important Merger Information

In connection with the proposed merger of CBOT Holdings, Inc. (“CBOT Holdings”) and Chicago Mercantile Exchange Holdings Inc. (“CME”), the parties have filed relevant materials with the Securities Exchange Commission (“SEC”), including a joint proxy statement/prospectus regarding the proposed transaction. The parties intend to file a supplemented and amended joint proxy statement/prospectus regarding the revised transaction and rescheduled meetings.

May 30, 2007

INVESTORS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION, AS SUPPLEMENTED AND AMENDED, BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. Investors will be able to obtain a free copy of the joint proxy statement/prospectus, as supplemented and amended, as well as other filings containing information about CBOT Holdings and CME without charge, at the SEC’s website (http://www.sec.gov). Copies of the joint proxy statement/prospectus, as supplemented and amended, can also be obtained without charge, when available, by directing a request to CBOT Holdings, Inc., Attention: Investor Relations, at 141 West Jackson, Chicago, Illinois 60604 or calling (312) 435-3500.

CBOT Holdings and its directors and executive officers and other members of management and employees and other CBOT members may be deemed to be participants in the solicitation of proxies from CBOT Holdings stockholders in respect of the proposed transaction. Information regarding CBOT Holdings directors and executive officers is available in CBOT Holdings’ proxy statement for its 2007 annual meeting of stockholders, dated March 29, 2007. Additional information regarding the interests of such potential participants will be included in the joint proxy statement/prospectus, as supplemented and amended, and the other relevant documents filed with the SEC. This document shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Forward-Looking Statements

Certain statements in this document and its attachments, if any, may contain forward-looking information regarding CBOT Holdings, CME and the combined company after the completion of the transactions that are intended to be covered by the safe harbor for “forward-looking statements” provided by the Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, the benefits of the business combination transaction involving CBOT Holdings and CME including future financial and operating results, the combined company’s plans, objectives, expectations and intentions and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of the management of CBOT Holdings and CME and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements.

The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the ability to obtain governmental approvals of the transaction on the proposed terms and schedule; the failure of CBOT Holdings stockholders, CBOT members or CME stockholders to approve the transaction; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; competition and its effect on pricing, spending, third-party relationships and revenues; social and political conditions such as war, political unrest or terrorism; general economic conditions and normal business uncertainty. Additional risks and factors are identified in the Registration Statement on Form S-4 filed by the CME with the SEC on May 25, 2007 and CBOT Holdings’ filings with the SEC, including its Report on Form 10-K for the fiscal year ending December 31, 2006 which is available on CBOT Holdings’ website at http://www.cbot.com.

You should not place undue reliance on forward-looking statements, which speak only as of the date of this document. Except for any obligation to disclose material information under the Federal securities laws, CBOT undertakes no obligation to release publicly any revisions to any forward-looking statements to reflect events or circumstances after the date of this document.